UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM C
UNDER THE SECURITIES ACT OF 1933

Form C: Offering Statement

Name of issuer:
inouï llc

Legal status of issuer:

Form:
Limited Liability Company

Jurisdiction of Incorporation/Organization:
North Carolina

Date of organization:
June 9, 2020

Physical address of issuer:
19808 Coachmans Trace
Cornelius, NC 28031

Website of issuer:
https://inoui.llc

Name of intermediary through which the offering will be conducted:
Mr. Crowd

CIK number of intermediary:
0001666102

SEC file number of intermediary:
7-42

CRD number:
284278

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

1. The issuer shall pay the intermediary a fee equal to 7% of the gross amount raised.
2. The issuer shall pay or reimburse all reasonable out-of-pocket third party expenses incurred by the intermediary on behalf of the issuer.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:
No.

Type of security offered:
Non-Voting Membership Units

Target number of securities to be offered:
10,000

Price (or method for determining price):
$1

Target offering amount:
10,000

Oversubscriptions accepted:
Yes.

If yes, disclose how oversubscriptions will be allocated:
First-come, first-served basis

Maximum offering amount:
$107,000

Deadline to reach the target offering amount:
December 31, 2021

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:
2

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$133.65	0
Cash & Cash Equivalents	$125.08	0
Accounts Receivable:	0	0
Short-term Debt:	0	0
Long-term Debt:	0	0
Revenues/Sales	$32,145.60	0
Cost of Goods Sold:	0	0
Taxes Paid:	0	0
Net Income:	$12,292.92	0

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:
ALABAMA, ALASKA, ARIZONA, ARKANSAS, CALIFORNIA, COLORADO, CONNECTICUT, DELAWARE, DISTRICT OF COLUMBIA, FLORIDA, GEORGIA, HAWAII, IDAHO, ILLINOIS, INDIANA, IOWA, KANSAS, KENTUCKY, LOUISIANA, MAINE, MARYLAND, MASSACHUSETTS, MICHIGAN, MINNESOTA, MISSISSIPPI, MISSOURI, MONTANA, NEBRASKA, NEVADA, NEW HAMPSHIRE, NEW JERSEY, NEW MEXICO, NEW YORK, NORTH CAROLINA, NORTH DAKOTA, OHIO, OKLAHOMA, OREGON, PENNSYLVANIA, PUERTO RICO, RHODE ISLAND, SOUTH CAROLINA, SOUTH DAKOTA, TENNESSEE, TEXAS, UTAH, VERMONT, VIRGINIA, WASHINGTON, WEST VIRGINIA, WISCONSIN, WYOMING

Offering Statement

Important:
Investors must acknowledge and accept the high risks associated with investing in private securities offerings. These risks include holding your investment for periods of many years with limited ability to resell, limited access to periodic reporting, and losing your entire investment. You must have the ability to bear a total loss of your investment without a change in your lifestyle. Funding Portal is only required to conduct limited due diligence on each Issuer and does not in any way give investment advice, provide analysis or recommendations regarding any offering posted on the Funding Portal. Past performance is not indicative of future performance. All investors should make their own determination of whether or not to make any investment in an offering, based on their own independent evaluation and analysis and after consulting with their financial, tax and investment advisors. Prior to making any investment, you will be required to demonstrate your understanding of the speculative nature of investing in such private securities. The securities offered on this Funding Portal can only be marketed in jurisdictions where public solicitation of offerings are permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence. You are strongly advised to consult your legal, tax and financial advisor before investing.

FORWARD-LOOKING STATEMENTS

This Form C contains many statements that are "forward-looking". You can identify these statements by the use of terms such as "believe," "anticipate," "expect," "estimate," "future," "intend," "may," "ought to," "plan," "should," "will," negatives of such terms or other similar statements. You should not place undue reliance on any of these forward-looking statements. Although we believe our assumptions in making these forward-looking statements are reasonable, our assumptions may prove to be incorrect and you are cautioned not to place undue reliance on such statements. The forward-looking statements in this Form C include, but are not limited to, statements relating to:

- our goals and strategies and our various measures to implement such strategies;
- our future business development, results of operations and financial condition;
- the expected growth of and changes in the signal processing in wired, optical, and wireless communication;
- projected revenues, profits, earnings and other estimated financial information;
- our ability to capture future market share;
- our ability to maintain strong relationships with our customers and business partners;
- our planned use of proceeds;
- our ability to protect our intellectual property rights; and
- government policies.

The forward-looking statements included in this Form C are subject to risks, uncertainties and assumptions about our businesses and business environments. These statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of many factors, including but not limited to the following:

- competition in the wired, optical, and wireless communication;
sector;
- growth of, and risks inherent in wired, optical, and wireless communication;
sector;
- our reliance on our key customers for our revenue;
- our ability to continuously keep up with changes in technology;
- maintaining the quality of our products;
- our ability to attract and retain qualified executives and personnel; and
- our ability to protect and enforce our intellectual property rights.

We undertake no obligation to publicly update or revise any forward-looking statements contained in this Form C, whether as a result of new information, future events or otherwise, except as required by law and the Regulation Crowdfunding. All forward-looking statements contained in this Form C are qualified by reference to this cautionary statement.

DEFINITIONS AND INTERPRETATION

In this Offering Statement the following words and expressions and abbreviations have the following meanings, unless the context otherwise requires:

"Affiliate" means with respect to any Person, any Person directly or indirectly controlling, controlled by, or under common Control with, such Person and with respect to inouï llc shall include any joint venture in which inouï llc holds directly or indirectly a twenty percent (20%) or greater ownership interest.

"Business Day" means a day other than a Saturday, Sunday, federal, state or provincial holiday or other day on which commercial banks in New York City are authorized or required by law to close.

"Board" means the board of directors of inouï llc.

"Company " means inouï llc.

"Funding Portal " means the equity crowdfunding platform (https://www.MrCrowd.com) operated by Ksdaq Inc. and registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority.

"Investor" means any person who subscribes to the Shares.

"Issuer" means inouï llc.

"Ksdaq" means Ksdaq Inc, the intermediary through which the Offering will be conducted:

"Mr. Crowd" means the name under which Ksdaq Inc. conducts its business.

"Offering" means the offering or selling of the Shares in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)).

"Purchaser" means any person who purchased the Shares.

"SEC" means the United States Securities and Exchange Commission.

"Share Subscription Agreement" means the agreement between the Issuer and each Subscriber pursuant to which the Subscriber acquires the Shares.

"Subscriber" means any person who subscribes to the Shares.

"Units" means the Membership Units of inouï llc.

THE COMPANY

1. Name of issuer:
inouï llc

ELIGIBILITY

2. The issuer certifies that all of the following statements are true for the issuer:
- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?
The issuer certifies that neither the issuer nor any of its predecessors has previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

DIRECTORS AND OFFICERS

DIRECTORS
4. Information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Dr. Gregory Warnes   **Dates of Service:** June 2020

Principal Occupation:

Dr. Warnes is the inventor of the "inouï" modulation technique and owner of the associated patent (US Patent US9602228B1). He co-founded inouï llc to develop and market technology and products based on the "inouï" signal modulation technique. He leads research activities and directs fundraising via NSF Small Business Research Initiative grants (SBIR) and via crowd equity through America's Real Deal.

Dr. Warnes has wide interests, evidenced by a Ph.D. in biostatistics and undergraduate degrees in both Computer Science and Statistics. He has worked as a (bio)statistician, analytic methods developer, analytic software development and a consultant for more than 20 years in variety of industries and academic organizations spanning domains such as pharmaceutical research, agribusiness, shipping, wholesaling, investing, and software as a service (SAAS).

Business Experience:

inouï llc
Co-founder & Co-CEO
June 2020 - Present (7 months) Charlotte Metro

Gregory R. Warnes Consulting
Owner & Chief Scientist
February 2013 - Present (7 years 11 months) Charlotte Metro

Provide modeling expertise, data analysis, and scientific software development for clients in diverse industries, including pharma/biotech, agriculture, shipping, and finance. Recent engagements include: Development of software for statistically rigorous market prediction by non-quantitative marketing executives for a major pharmaceutical company, creation of a web application projecting agricultural crop irrigation planning and management based on real-time sensor data.

gregmisc R Packages
R Package Maintainer 1996 - Present (24 years)

Develop, document, and maintain the r-gregmisc extension packages for the R statistical computing environment: **General tools:** gregmisc, gtools, gdata, gmodels, gplots, namespace, sasxport, session – **Statistical genetics & genomics**: genetics, GeneticsBase, GeneticsDesign, GeneticsPed, GeneticsQC, fbat, ssize, qvalue - **Parallel computing**: fork, Rlsf - **Audiology**: sii - **MCMC Diagnostics**: mcgibbsit

Torqata Data and Analytics, LLC
Principal Data Scientist
August 2018 - March 2020 (1 year 8 months) Charlotte, North Carolina Area

Dr. Warnes invented and led development of Torqata's marquee "Category Compass" SAAS product. Category Compass is a first-of-its-kind tool for tire retailers which applies an advanced market demand model to identify location-specific market opportunities and optimal product stocking strategies. Dr. Warnes also provided statistical training and consulting, including experimental design and analysis, guidance on development and evaluation of machine learning models.

Medidata Solutions
Principal Data Scientist
August 2016 - June 2018 (1 year 11 months) Greater New York City Area

Developed advanced tools, processes, algorithms, architectures, and innovative approaches for clinical pharmaceutical research and for leveraging a large repository of clinical trial data. Designed and prototyped a web application for the analysis of genomic biomedical data that explicitly supports the workflow for addressing targeted scientific questions from high-dimensional data, while providing rigorous and flexible statistical modeling. Recommended technical, procedural, and policy changes to safeguard customer data.

Boehringer Ingelheim
Senior Principal Biostatistician
January 2014 - August 2016 (2 years 8 months) Ridgefield, CT

Provide statistical support and guidance for the Ridgefield research site, focusing on RNAseq and other high-resolution / high-throughput bioassay technologies.

Novartis
Senior Expert Modeler, Modeling and Simulation, Novartis Institutes for Biomedical Research
July 2011 - February 2013 (1 year 8 months) Cambridge, MA

My job boils down to 'embedding' myself in a disease or project area, looking around to see what problems mathematical/computational/statistical modeling can help with, and then making it happen.

University of Rochester

Director, Center for Research Computing 2008 - June 2011 (3 years)

Founded and managed a comprehensive program supporting computing as a research tool at the University of Rochester. Managed funding, purchase, installation, maintenance, and support for high-performance computing technology. Managed IT and computational science staff. Established center policy and procedures. Developed training and outreach programs for university researchers. Obtained over $10 Million in contributions, gifts, and grant funding. Over a 2 year period, grew the user population from 0 to more than 400 researchers, representing more than $350M in research grants.

Associate Professor, Department of Biostatistics and Computational Biology

May 2006 - June 2011 (5 years 2 months)

Co-directed the biocomputing core of the University of Rochester Center for Biodefense Immune Modeling (CBIM). Provided statistical support for immunological research on Influenza and HIV. Developed DEDISCOVER, a high-quality software application for modeling biological processes using systems of differential equations. Taught courses in applied Bayesian Modeling using Markov Chain Monte Carlo, and Statistical Computing. Performed statistical consulting, statistical research, and computational research in collaboration with faculty from Immunology, Medicine, Biochemistry and Biophysics, Biostatistics, and Computer Science.

Random Technologies LLC

Owner & Chief Scientist

January 2007 - December 2009 (3 years)

Developed software business providing enterprise-class packaging, present enhancements, services, and training for the open-source "R" statistical software system, as well as statistical consulting for scientific, financial, and marketing organizations

RPy Development Team

Project Lead

2000 - 2008 (8 years)

Manage, develop, and support ""RPY", a robust Python interface to the R Statistical Programming Environment.

Yale University

Associate Research Scientist, Department of Computer Science January 2003 - May 2006 (3 years 5 months)

Developed parallel and distributed algorithms, methods, and software for the analysis of genetic, genomic, proteomic, and metabolomic data, including development of statistical genetics packages for R. Developed, published, and maintained more than 20 R, PYTHON, and ZOPE extension packages.

Pfizer

Associate Director, Non-clinical Statistics November 2000 - May 2006 (5 years 7 months) Groton, CT

Statistical analysis, methods development, and software implementation in support of projects utilizing "-omic" technologies for pre-clinical, safety, and basic science projects spanning disease areas (Atherosclerosis to Obesity), experimental species (Yeast to Human Subjects), sample sizes (4 to 40,000), and measurement technologies (e.g. small scale DNA genotyping, Affymetrix mRNA microarrays, 2-d gel proteomics, whole-genome SNP genotyping, and NMR metabolomics). Designed and implemented MIDAS, a web-based system quadrupling the number of mRNA supported by each statistician from 10 to 40 per year while improving the reliability, reproducibility, and scientific impact of study results. Developed, published, and maintained more than 20 R, PYTHON, and ZOPE extension packages supporting these scientific activities.

Fred Hutchinson Cancer Research Center

Research Assistant, Division of Public Health Sciences December 1997 - October 2000 (2 years 11 months)

Developed and validated algorithms and software for Markov Chain Monte Carlo on parallel and cluster computers. Contributed computational methods descriptions to grant applications, including a successful grant proposing to utilize a BEOWULF parallel computing cluster. Constructed, maintained, and supported a 16-node BEOWULF parallel computing cluster. Provided scientific programming and Markov Chain Monte Carlo (MCMC) expertise to other project members. Developed the HYDRA MCMC library, "MCGibbsit" MCMC diagnostic and MCGIBBSIT R package. Developed the "ClusterNFS" NFS server supporting a shared-root directory for cluster head node and all worker nodes.

Bell Laboratories

Summer Intern, Statistics and Data Mining Research June 1999 - September 1999 (4 months)

Under the direction of John M. Chambers, Ph.D., developed parallel modules for pseudo-random number generation, bootstrapping, and Markov Chain Monte Carlo (MCMC) for the OMEGAHAT next-generation statistical computing system.

University of Washington

Research Assistant

August 1995 - December 1997 (2 years 5 months)

Provided statistical and informatics support to the Seattle Barrett's Esophagus Research Program, directed by Brian Reid, M.D., Ph.D.

InsurQuote
Manager, Software Quality Assurance 1992 - 1994 (2 years)
Provo, Utah, United States

Responsible for software quality, including development and documentation of development processes and testing methods. Managed testing staff.

Education

University of Washington
Ph.D., Biostatistics · (1995 - 2000)

University of Washington
M.Sc., Biostatistics · (1995 - 1997)

Brigham Young University
B.Sc., Statistics (Computer Science Emphasis) · (1992 - 1995)

Weber State University
A.Sc., Computer Science · (1987 - 1992)

Name: Rosemary Warnes   **Dates of Service:** June 2020

Rosemary W. Warnes is Co-founder and Co-CEO of inouï LLC.

Rosemary brings 30 years of management & business development experience, with a focus on building strong foundations to ensure longevity, with particular attention to developing and maintaining positive customer relations and efficient business procedures.

Rosemary's skills were honed launching and operating a number of businesses, including a financial advisor service, a brick and mortar retail children's boutique, an automobile dealership, and a line of women's make-up and accessories.

Rosemary's has served the community, focusing on the needs of special-needs children and their families. She established a parent-run homeschool organization for these children, created parent and sibling support groups, served as an advisor helping parents to meet the needs of the child, the families' other children, and the parents themselves.

She received awards for improving efficiency of customer-facing tasks for UPS, for developing a liaison program that assists employees to communicate with medical professionals when dealing with complex medical issues, for advancement of conservatism, for advancement of women owned businesses, and for teaching reading to K-12 special needs children.

Business Experience:

inouï llc
Co-founder & Co-CEO
June 2020 - Present (7 months) Charlotte Metro

Gregory R. Warnes Consulting
President
February 2013 - Present (7 years 11 months) Charlotte Metro

OFFICERS:
5. Information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

The directors of the Company are also the officers of the Company. Information about each officer can be found in Question 4.

PRINCIPAL SECURITY HOLDERS

6. The name and ownership level of each person, as of the most recent practicable date,* who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering**
Rosemary Warnes	1,375,000 Voting Membership Units	55%
Dr. Gregory Warnes	1,125,000 Voting Membership Units	45%

* The issuer certified that the above information is provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

** To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangements, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. The business of the issuer and the anticipated business plan of the issuer.

Please refer to *Appendix A - Business and Anticipated Business Plan.*

RISK FACTORS

Important:
A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. The material factors that make an investment in the issuer speculative or risky:

Please refer to *Appendix B - Risk Factors.*

THE OFFERING

9. The purpose of this offering:

The purpose of this offering is fund the development and marketing of technology and products based on inouï's patented signal modulation technique (US Patent US9602228B1 (https://patents.google.com/patent/US9602228B1/en), including

- research and development expenses,
- day-to-day business operations, including staff salary and benefits,
- market research, commercialization, and sales activities;
- seeking additional funding

Anticipated research and development expenses include (but are not limited to):

- Purchase of software and equipment, such as software defined radio (SDR) hardware, technical software licenses (e.g. Matlab, Simulink), for development, testing, and optimization of the inouï modulation algorithms;
- Salary and benefits for the research team performing the development, testing, and optimization of the inouï modulation algorithms;
- Payments to consultants or technology service provides to perform specialized work (e.g. develop SDR host software, SDR FPGA firmware, and SDR embedded processor software);
- Expenses for obtaining additional intellectual property protections, such as patent attorneys and agency fees;
- Purchase or licensing of any necessary supporting or enabling patents.

Anticipated market research, commercialization, and sales expenses include (but are not limited to):

- Fees for specialized business services and consulting, such as market research, product pricing, and advertising;
- Advertising;
- Web development;
- Transportation and Travel Expenses;
- Trade show fees.

Anticipated day-to-day business operating expenses include (but are not limited to):

- Accounting and tax preparation;
- Rent and utilities;
- Office supplies and equipment;
- Communications services (phone, internet, etc);
- Shipping.

10. The use of proceeds from this offering is set out as below:

Category	If target offering amount is sold:	If maximum offering amount is sold:
Total Proceeds	**$ 10,000**	**$ 107,000**
Less: Offering Expenses		
Portal Fee	$ (700)	$ (7,490)
Other Offering Expenses	$ (1,000)	$ (1,000)
Net Proceeds	**$ 8,300**	**$ 98,510**
Research and development		
Equipment (Software Defined Radio Hardware)	$ -	$ (3,000)
Signal Processing Modeling Software (Matlab + SimuLink + Modules)	$ (3,000)	$ (3,000)
Computers		
Consultants and technology service providers (Embedded Firmware & FPGA)	$ -	$ (25,000)
Intellectual Property Protection (Legal fees, etc.)	$ -	$ -
Technology Licensing	$ -	$ -
Other / Unspecified	$ -	$ -
Business services		
Advertising	$ -	$ -
Web development		
Market Research	$ (4,000)	$ (5,000)
Transportation and Travel Expenses	$ -	$ -
Trade show fees	$ -	$ -
Other / Unspecified	$ -	$ -
Salary and Benefits		
Salary - Dr. Gregory Warnes (50% Time)	$ -	$ (45,000)
Salary - Rosemary Warnes (50% Time)	$ -	$ (9,000)
Health, Dental, Vision Insurance	$ -	$ (6,300)
Other / Unspecified	$ -	$ -

Day-to-day business operation		
Accounting and tax preparation;	$ -	$ -
Rent and utilities;	$ -	$ -
Office supplies and equipment;	$ (100)	$ (300)
Communications services (phone, internet, etc)	$ (150)	$ (150)
Shipping	$ -	$ (150)
Software subscriptions	$ (624)	$ (624)
Working Capital		
Working Capital Reserve	$ 426	$ 986

TRANSACTION, SECURITIES DELIVERY & CANCELLATION OF INVESTMENTS

11. How will the issuer complete the transaction and deliver securities to the investors?

1. To commit an investment in the Offering, an Investor will submit, through the Funding Portal, an investment ticket on the Issuer's securities offering page on the Funding Portal with the quantity of shares the Investor wants to invest. After the submission of the investment ticket, the Investor will be instructed to execute a Share Subscription Agreement by signing it electronically.

2. Once the Share Subscription Agreement is signed and executed, the Investor will receive an email confirmation of the investment commitment. The Investor can also find his or her investment commitment on the "My Portfolio" page on the Funding Portal. The "My Portfolio" page can be accessed via the following URL: **https://www.mrcrowd.com/portfolio**

3. Upon receiving the confirmation of the investment commitment, the investor will be responsible for transferring funds to an escrow account held with a third party escrow agent on behalf of the issuer. The fund transfer methods can be ACH, wiring, or check, whichever available.

4. Once the funds are transferred to the escrow account, the Investor will receive another email confirmation to acknowledge that his or her funds are received.

5. The Investor will receive email updates on the latest progress of the offering, including when 50%, 75% and 100% of the minimum fundraising target are met.

6. After the target offering amount has been reached and the Issuer decides to end the offering, the Investor's funds will be transferred from the escrow account to the Issuer on the deadline of this offering identified in this Form C (Original Deadline), except in the following situation where the funds will be transferred to the Issuer earlier than the Original Deadline:

   a. when the minimum funding target is met prior to the Original Deadline and;

   b. this Form C and the information of this securities offering have been posted and publicly available on the Funding Portal for at least 21 days and;

   c. the Issuer chooses to end the offering earlier than the Original Deadline and;

   d. the Issuer has notified the Investor by email the new deadline for this securities offering (New Deadline) at least 5 business days before the New Deadline and the Investor doesn't cancel his or her investment commitment on the "My Portfolio" page on the Funding Portal 48-hours prior to the New Deadline.

7. Once the Investor's funds are transferred from the escrow account to the Issuer, the Issuer will issue the Securities to Investors.

8. The securities issued in this offering will be in book-entry form only, which means that no physical stock certificates will be issued. The ownership of the securities purchased through this offering will be held in the Investor's name in book-entry format maintained by the Issuer or the Issuer's transfer agent.

12. How does an investor cancel an investment commitment?

Investors can cancel their investment commitments until 48 hours prior to the deadline identified in this FORM C. This can be done via the "My Portfolio" page on the Funding Portal. Investors who have cancelled their investment commitments will receive a refund of their original investments.

Mr. Crowd will notify investors by email if the minimum funding target has been met. If this minimum funding target is met prior to the deadline identified in this Form C, the issuer may end this securities offering earlier by giving investors notice of the new deadline for the securities offering by email at least 5 business days before the new deadline. Investors can cancel their investment commitment before the 48-hour period prior to the new deadline. Investors who have cancelled their investment commitments will receive a refund of their original investments.

If there is a material change to the terms of this offering or to the information provided by the issuer, Mr. Crowd will send to any investor who has made an investment commitment notice of the material change by email and that the investor's investment commitment will be cancelled unless the investor reconfirms his or her investment commitment within five business days of receipt of the notice. If the investor fails to reconfirm his or her investment within those five business days, Mr. Crowd within five business days thereafter will: (i) Give or send the investor a notification disclosing that the commitment was cancelled, the reason for the cancellation and the refund amount that the investor is expected to receive; and (ii) Direct the refund of investor funds.

If the issuer does not complete an offering including the failure of meeting the minimum funding target, Mr. Crowd will within five business days: (i) Give or send each investor a notification of the cancellation, disclosing the reason for the cancellation, and the refund amount that the investor is expected to receive; (ii) Direct the refund of investor funds.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13. Describe the terms of the securities being offered.

Funding Target	$10,000 USD
Maximum Target	$107,000 USD
Pre-money Valuation	$2,500,000 USD
Equity Offered	0.4% - 4.1%
Securities Type	Non-Voting Membership Units
Regulation	Regulation CF
Closing Date	31 Dec 2021

Unit Price $1.00

Units Offered
10,000 - 107,000

Units Issued After Offering
2,510,000 - 2,607,000

14. Do the securities offered have voting rights?
No.

15. Are there any limitations on any voting or other rights identified above?
No.

16. How may the terms of the securities being offered be modified?
The terms of the Securities being offered may be modified by a resolution of the board of directors. The Issuer will file a Form C Amendment together with the amended Offering Statement with the SEC.

If there is a material change to the terms of this offering or to the information provided by the issuer, Mr. Crowd will send to any investor who has made an investment commitment notice of the material change by email and that the investor's investment commitment will be cancelled unless the investor reconfirms his or her investment commitment within five business days of receipt of the notice. If the investor fails to reconfirm his or her investment within those five business days, Mr. Crowd within five business days thereafter will: (i) Give or send the investor a notification disclosing that the commitment was cancelled, the reason for the cancellation and the refund amount that the investor is expected to receive; and (ii) Direct the refund of investor funds.

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

> (1) to the issuer;
> (2) to an accredited investor;
> (3) as part of an offering registered with the U.S. Securities and Exchange Commission; or
> (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

> NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

17. What securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Voting Membership Units:	5,000,000	2,500,000	YES	YES
Non-Voting Membership Units:	1,000,000	0	NO	NO

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

a. **No Voting Rights**
   Purchasers of the securities offered are entitled no voting rights and therefore they are not entitled to exert influence in the affairs of the company or the composition of its board of directors.

b. **No anti-dilution rights**
   Purchasers of the securities offered are entitled no anti-dilution rights (other than

proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in the issuer.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?
No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?
As the owners of the Membership Units, the principal shareholders identified in Question 6 above are having the majority of the voting rights of the issuer.

The Purchasers of the securities offered, as holders of Membership Units, have no voting rights over the affairs of the company.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

Important Disclaimer:
As the Issuer is a startup company with a limited history of operation, lacking of material assets and has conducted no prior sales of securities except to its founders and initial shareholders, the reliability, accuracy and appropriateness of the valuation methods used in this section in determining the valuation of the securities being offered is not guaranteed. The valuation methods used in this section do not infer that the Issuer assumes any fiduciary duties and should not be construed as financial, legal or tax advice. In addition, such valuation methods should not be relied upon as the only valuation methods. The Issuer cannot guarantee the reliability, accuracy and appropriateness of these valuation methods.

We strongly encourage you to consult with qualified business financial analysis professionals, attorneys, or tax advisors prior to making any investment decisions.

Valuation of Our Membership Units
The $1 per Unit purchase price has been determined by our management without an independent valuation of the Membership Units. We established the offering price based on our estimate of pre-money valuation, which is based on desirable expectations of our future profitability, not based on perceived market value, book value, or other established criteria. We did not obtain an independent appraisal opinion on the valuation of the Membership Units. **The Membership Units may have a value significantly less than the offering price and there is no guarantee that the Units will ever attain a value equal to or greater than the offering price.**

VALUATION

Given that the Valuation was based on the income approach, which involves the calculation of discounted cash flows method, the Valuation constitutes future revenue and profit forecast.

The Valuation contained is prepared by our management and has been prepared on the following principal bases and assumptions:

1. There are no changes, the aggregate of which when viewed together, may be construed to be a material adverse change in the existing commercial and banking regulations, foreign trade and economic conditions in countries/regions where the Company currently operates in and in new markets that the Company may potentially expand into;

2. There are no deviations, the aggregate of which when viewed together, may be construed to be a material adverse change in industry demand and/or market conditions;

   There are no changes, the aggregate of which when viewed together, may be construed to be a material adverse change in the fluctuation of interest rates or currency exchange rates in any countries which would be deemed to have a negative impact or the ability to hinder the existing and/or potential future operations of the Company;

3. Revenue projections and future business potential generated from the intangible asset are expected to largely conform to those as forecasted by the management of the Company;

4. the Company will be able to retain existing and competent management, key personnel, and technical staff to support all facets of the ongoing business and future operations;

5. Trademarks, patents, technology, copyrights and other valuable technical and management knowhow will not be infringed in countries/regions where the Company is or will be carrying on business.

Key specific valuation assumptions under the income approach are as follows:

1. The estimated growth rates of revenue and operating profit margin during the projection period from 2019 to 2023 are set out in the table below:

2. The company will experience a 3-stage growth period in the coming 15 years before migrating into the final stage where the growth revenue and operating expense will be steady at a terminal growth rate of 5% with a stable operating profit margin;

	Sales Growth	Cost Growth
Stage 0	50%	35%
Stage 1	25%	15%
Stage 2	15%	10%
Stage 3	5%	5%

Financial Ratios						
Year	*2021*	*2022*	*2023*	*2024*	*2025*	*2026*
Sales Yr change	-	50.00%	50.00%	50.00%	25.00%	25.00%
Net inc Growth	-	7.05%	73.08%	68.00%	34.64%	33.24%
Operating margin	33.3%	40.0%	46.0%	51.4%	55.3%	58.9%

3. The discount rate, being the weighted average cost of capital, is expected to be 11.5%, comprising the 10-year Treasury Bond Rate plus a risk premium of 10%.

Discount Rate	
10-year Treasury Bond Rate	1.5%
Risk Premium	10%
Discount Rate	11.5%

4. The Directors confirm the pre-money valuation of the Company is based on the revenue, cost and profit forecasts of the Company has been made after due and careful consideration. The Valuation is based on the revenue, cost and profit forecasts of the Company using the general assumptions and key specific assumptions under the income approach made by our management.

Valuation	
Pre-Money Valuation	2,558,700



> **Issued number of units of inouï llc is 2,500,000**
>
> **Pre-Money Valuation: $2,558,700**
> **Valuation Per Membership Unit: $2,558,700 / 2,500,000 = $1.023**

Based on the above valuation, our board of directors decided to set the price of the Non-Voting Membership Units offered in this securities offering at **$1**.

Methods for how the securities may be valued by the issuer in the future:
We may apply the following valuation metrics for the future valuation of our preferred/common stock or securities to be issued:
1. Discounted cash flow method ("DCF")
2. Recent comparable financings of companies similar and comparable to inouï llc.
3. Potential value at exit, the value can be based either on recent M&A transactions in the sector

The Board of Directors of the Company believes EV/EBITDA multiple is a widely used valuation method for medical devices companies and EV/EBITDA multiple will continually be used in valuing our securities in the future.

The Board of Directors will, from time to time, review the use of valuation methods in valuing our securities to ensure a fair and reasonable estimations in different situations and different corporate stages. For example, if the Company grows in size with significant assets accumulated, valuations based on our assets could be an appropriate approach to value the Company and the securities to be issued. The Company may hire independent third parties to assist in the assessment of the valuation of value the Company and the securities to be issued in the future.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?
- Purchasers of the securities in this offering have limited rights to demand distributions (e.g. dividends) from the Issuer.
- The majority owner may make a decision that the Purchasers consider bad and that puts Purchaser's interest in the Issuer at risk.
- Although, as Membership Units holders, the Purchasers would be entitled to a share of any proceeds from a sale of the entire business, the Purchasers may not veto the sale even though the price of sale is below its fair valuation. Moreover, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.
- Since the securities in this offering are not publicly traded and are subject to restrictions on resale or transfer including holding period requirements, the securities in this offering are illiquid.
- The Purchasers of the securities offered are entitled no voting rights and therefore they are not entitled to exert influence in the affairs of the company or the composition of its board of directors.

- The Purchasers of the securities offered are entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in the issuer.

23. What are the risks to purchasers associated with corporate actions:

a. Additional Issuances of Securities

Purchasers of the securities offered are entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in the issuer.

b. Issuer Repurchases of Securities

The issuer could be authorized to repurchase the company's issued securities subject to the approval by the company's board of directors. Purchasers of the securities may not impede the issuer's right to repurchase its securities from other shareholders. Moreover, the repurchase could be made at a price much lower than company's business value or its fair valuation, which could be indicative of the resale price of the securities thereafter.

c. A Sale of the Issuer or of Assets of the Issuer

Although as Membership Units holders the Purchasers would be entitled to a share of any proceeds from a sale of the entire business, the Purchasers may not veto the sale even though the price of sale is below its fair valuation. Moreover, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

d. Transactions with Related Parties

Transactions with related parties are transactions between the issuer or any of its subsidiaries and a connected person. These transactions include both capital and revenue nature transactions. They may be one-off transactions or continuing transactions. Purchasers should be aware that these transactions may create conflicts of interests between themselves and the Issuer.

24. Describe the material terms of any indebtedness of the issuer:

No.

25. What other exempt offerings has the issuer conducted within the past three years?

N/A

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

        a. **any director or officer of the issuer;**

        b. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**

        c. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**

        d. **any immediate family member of any of the foregoing persons.**

No.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

The Company was formed in June 2020 and has a very limited operating history. Dr. Warnes independently developed the "inouï" spread-spectrum signal modulation, and after validating it mathematically and via static simulations, filed and received US Patent US9602228B1 (https://patents.google.com/patent/US9602228B1/en) in 2016..

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear in this Form C. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this Form C, particularly in "Risk Factors."

IMPORTANT: THE FOLLOWING FINANCIAL FIGURES ARE UNAUDITED

Results of Operation (2020-Present)

While **inouï llc** was formed in June 2020, and thus has a very limited operating history, it is based on considerable previous research and development performed by Dr. Warnes, and has made substantial progress to date, including generating revenue from consulting contracts for Dr. Warnes's expertise, and initiating both non-dilutive (e.g. grant) and equity based fundraising.

Research and Development

Prior to forming **inouï llc** in June 2020, the company completed the following research and development tasks:
- Filed and received US Patent US9602228B1 for the inouï modulation
- Performed mathematical analysis to validitate the inouï modulation
- Performed static simulations to characterize the performance of the inouï modulation.

Revenue Generation

From June 2020 through April 20201, **inouï llc** successfully marketed Dr. Warnes' expertise yielding income-generating consulting contracts:
- Completed: $64,250
- Ongoing: $18,000
- Pending contracts: $80,000+

Fundraising:

From June 2020 through April 20201, **inouï llc** initiated several fundraising activities, including both non-dilutive grant funding, and equity-based crowdfunding.

- Non-dilutive (grants):
  - 2020-11-05 - Submitted project pitch for a National Science Foundation (NSF) Phase I Small Business Initiative Research (SBIR) grant on
  - 2020-11-12 - Project pitch for NSF SBIR approved, invited to submit full Phase I proposal..
  - 2021-06-03 (anticipated) NSF SBIR grant filing
- Equity:
  - Engaged Americas Real Deal / Independent Stock Market and Mr.Crowd to organize an equity crowdfunding offering.

Revenues, Operating Expenses and Net Income

For the fiscal year ending December 31, 2020, our revenues were $32,145.60, with operating expenses of $19,852.68, and net income of $12,292.92.

Cash flows

As of December 31, 2020, the cash flow generated from operating activities was $12,292.92, with $8.57 used in investing activities, which is due to investment in Property, Plant, Equipment, and a negative cash flow in financing activities of $12,254.69.

Our historical results and cash flows are not representative of what investors should expect in the future.

Liquidity and Capital Resources

Our principal sources of liquidity are our cash and cash equivalents and cash generated from operations. Cash and cash equivalents consist primarily of cash on deposit with banks. As of December 31, 2020, the Company had cash and cash equivalents equal to $125.08.

As of November 25, 2020, the Company does not have any liabilities, material indebtedness nor any contingent liabilities.

Discussion of our financial milestones and operational, liquidity and challenges

The Company plans to issue new Non-Voting Membership Units through this Regulation Offering and use the proceeds to fund

- research and development expenses,

- business services expenses, including web development and market research,
- salary and benefits expenses,
- additional fund-raising activities

If we cannot raise $10,000, the target offering amount, we may have to reduce or delay the above R&D plans. Further, we may raise additional funding by another round of Regulation Crowdfunding offering or seek venture capitals to fund our operations.

New business developments or other unforeseen events may occur, resulting in the need to raise additional funds. There can be no assurances regarding the Company's business prospects with respect to any other opportunity. Any other development would require us to obtain additional financing.

The Company is seeking a minimum of $10,000 in this offering. We expect that the Company's proceeds from this offering would be enough to finance its operation in the next 12 months.

The proceeds of this offering will allow us to expand our business in the coming 12 months, though we believe the proceeds of this offering does not affect the viability of our business. However, investors should be aware that our past records are not representative of the future.

We will primarily fund our operations and capital expenditure requirements from (a) federal grants (e.g. NSF SBIR), (b) new rounds of financings, and (c) operating cash flows, which is primarily provided by consulting contracts. We also expect to fund our operations from the proceeds of this offering and any credit facilities available to us in the future.

We intend to use substantially all of the net proceeds from these offerings to fund our R&D and operations. However, we may need additional financing to continue operation and to continue our research and development, which may make it necessary to issue new securities which may significantly dilute investors' interest in the future.

Outlook

We expect the following milestones will be fulfilled in 2021:

Technical: Demonstrate implementation feasibility and characterize real-world performance

- Software simulation
    a. Create a simulation test-bed using industry-standard data-flow simulation and signal analysis software tools (e.g. GnuRadio or Matlab + Simulink)
    b. Implement the inouï modulation and demodulation in the data-flow simulation tools.
    c. Perform simulation studies to characterize performance of the new technique.:
        i. Characterize the effect of different parameter settings (number of sub-channels, channel separation, choice of offsets for each channel, symbol spacing, samples-per-symbol, etc.), and select a "standard" set of parameters for use in subsequent simulations.

  ii. Performance as a factor of noise/interference level and type relative to industry-standard methods (OFDM, CDMA, etc.) configured for the same to total data rate.
- Hardware prototype & testing
    a. Create a SDR-based test-bed using industry-standard data-flow simulation tools (e.g. Matlab + Simulink) and SDR hardware (e.g. BladeRF, USRP)
    b. Develop SDR host software, FPGA firmware, and embedded processor software implementing the inouï modulation and demodulation.
    c. Perform laboratory studies to characterize performance of the new technique using the SDR hardware
        i. Validate software simulations for selected parameter
        ii. Demonstrate performance as a factor of noise/interference level and type and compare to industry-standard methods (OFDM, CDMA, etc.).
- Mathematical analysis, modeling, and algorithm development:
    a. Determine how offsets should be selected to minimize cross-channel interference.
    b. Determine how to select the optimal number of sub-bands and number of concurrent channels to use as a function of channel properties (noise, fading, doppler frequency shift) and target application.
    c. Develop and implement an efficient algorithm for decoding multiple concurrent channels (e.g. for use in base stations, or for inverse multiplexing to increase total data rate)

Fund-raising:

- Non-dilutive (grants):
    ○ Prepare and submit a Phase 1 Small Business Initiative Research grant (SBIR) to the National Science Foundation (NSF)
    ○ Identify additional sources for grant funding
- Equity
    ○ Identify additional sources for equity funding
- Consulting income:
    ○ Continue soliciting and executing consulting contracts.

Market & Product Research: Identify initial target market segment

Given the wide applicability of the inouï modulation technique, it is essential to research the market to identify and then prioritize specific market segments. Once this research is complete, an initial market segment will be selected.

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Please refer to *Appendix D - Financial Statements and Review Report.*

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

    (i) in connection with the purchase or sale of any security?
    No.

    (ii) involving the making of any false filing with the Commission?
    No.

    (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
    No.

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

    (i) in connection with the purchase or sale of any security?
    No.

    (ii) involving the making of any false filing with the Commission?
    No.

    (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
    No.

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

(i) at the time of the filing of this offering statement bars the person from:
(A) association with an entity regulated by such commission, authority, agency or officer?
No.

(B) engaging in the business of securities, insurance or banking?
No.

(C) engaging in savings association or credit union activities?
No.

(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?
No.

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

(i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?
No.

(ii) places limitations on the activities, functions or operations of such person?
No.

(iii) bars such person from being associated with any entity or from participating in the offering of any penny stock?
No.

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange

Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
No.

(ii) Section 5 of the Securities Act?
No.

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
No.

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
No.

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?
No.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:
   a. **any other material information presented to investors; and**
   b. **such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

N/A

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

Once posted, the annual report may be found on the issuer's website at:
https://inoui.llc

The issuer must continue to comply with the ongoing reporting requirements until:
a.   the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

b.   the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

c.   the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

d.   the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

e.   the issuer liquidates or dissolves its business in accordance with state law.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Rosemary Warnes

_____

Rosemary Warnes

Co-CEO

inouï llc

Date: 13 Sep 2021

Appendix A - BUSINESS AND ANTICIPATED BUSINESS PLAN

inouï llc Business Plan Summary

Origin

Dr. Warnes independently developed the "inouï" spread-spectrum signal modulation, and after validating it mathematically and via static simulations, filed and received US Patent US9602228B1 (https://patents.google.com/patent/US9602228B1/en).

Description

The inouï modulation is a method for supporting a large number of logical channels over a set of shared signal frequencies providing high noise and jamming resistance, efficient bandwidth use, low computational cost, and simple implementation.

The key concept is to divide the bandwidth into a set of equal-width sub-bands wide enough to carry the baseband frequency. For a particular logical channel, the data stream is modulated using a standard (non-spread spectrum) waveform modulation technique at the appropriate baseband frequency. This modulated stream will be transmitted on each of the sub-bands, with a sub-band specific time offset (delay) applied before transmission. Each virtual channel is assigned a unique set of offsets (offset key), and all virtual channels broadcast concurrently on all sub-bands.

To demodulate the data stream for a specific logical channel, the incoming signal is split into the sub-bands and the offset delays are reversed to re-align the streams, which are then combined (by summing) and passed to the appropriate demodulator to produce the original data stream.

Potential Impact

This modulation technique can be applied to any communications channel permitting subdivision of the available bandwidth, including wireless mobile telecommunications, cable internet, point-to-point microwave backbone, satellite broadcast, and fiber-optic communications. Relative to other spread-spectrum modulation technologies, it has:

1. High noise and jamming resistance: Every symbol is transmitted over all sub-bands, so the original symbol stream can be recovered with high fidelity even from very noisy channels. This applies whether the noise is spread across the bands, is specific to a subset of sub-bands, or is a combination of both.

2. High throughput: The number of effective virtual channels increases rapidly as the number of sub-bands increases, which can be utilized to support multiple data streams (multi-user), inverse-multiplexing, or both to provide large effective bandwidth.

3. Low computational cost: For both the transmitter and the receiver, the incremental cost

above the standard modulator and demodulator is minimal.

4. Simple Implementation: inouï is both simple and easy to implement, particularly in comparison with other spread-spectrum technologies, such as OFDM which demands use of Fast Fourier Transform (FFT) and Inverse Fast Fourier Transform.

Potential benefits include:

A. Reduce transmitter and receiver end point complexity – Cell phone handsets could be smaller and draw less power

B. Reduce transmitter power.

C. Reduce density of mobile communications towers.

D. Increase effective bandwidth in noisy and low-power environments, such as space radio systems and industrial signaling.

E. Upgrade effect bandwidth of existing "bent-pipe" communications satellites, by only modifying the terrestrial source and receiver systems.

Unproven:

While mathematical analysis and static simulations show the promise of this new modulation technique, it has yet to be evaluated using industry standard data-flow simulations and implemented in physical hardware, both of which must be completed before commercialization.

Technical Objectives and Challenges

Completed Work

1. Mathematical analysis
2. Static simulations
3. US Patent US9602228B1 (https://patents.google.com/patent/US9602228B1/en)

Work to be done:

Implementation feasibility and performance of the method needs to be characterized, including understanding the effects of parameter settings and identifying optimal parameter settings.

Tasks:

1. Create a simulation test-bed using industry-standard data-flow simulation and signal analysis tools (e.g. GnuRadio or Matlab + Simulink)

2. Implement the inouï modulation and demodulation in the data-flow simulation tools.

3. Perform simulation studies to characterize performance of the new technique:

   a. Characterize the effect of different parameter settings (number of sub-channels, channel separation, choice of offsets for each channel, symbol spacing, samples-per-symbol, etc.), and select a "standard" set of parameters for use in subsequent simulations.

b. Performance as a factor of noise/interference level and type relative to industry-standard methods (OFDM, CDMA, etc.) configured for the same to total data rate.

4. Create a SDR-based test-bed using industry-standard data-flow simulation tools (e.g. Matlab + Simulink) and SDR hardware (e.g. BladeRF, USRP)

5. Develop SDR host software, FPGA firmware, and embedded processor software implementing the inouï modulation and demodulation.

6. Perform studies to characterize performance of the new technique using the SDR hardware

    a. Validate software simulations for selected parameter

    b. Demonstrate performance as a factor of noise/interference level and type and compare to industry-standard methods (OFDM, CDMA, etc.).

7. Perform mathematical analysis and modeling to determine (leveraging the simulation and hardware study results):

    a. How should offsets be selected to minimize cross-channel interference?

    b. How should the number of sub-bands and number of concurrent channels in use be selected as a function of channel properties (noise, fading, doppler frequency shift)?

    c. etc.

8. Perform algorithm and software development:

    a. Develop algorithms for jointly decoding multiple concurrent channels, which can be used when using inverse multiplexing to increase total data rate.

    b. etc.

Completion of these tasks will provided

    a. Concrete evidence of technical feasibility,
    b. Confirmation of theoretical performance results,
    c. Quantification of the computational cost of modulation and demodulation,
    d. Head-to-head comparison with competing technologies,
    e. Ability to evaluate performance in conditions matching specific applications.

Market Opportunity

The potential applications of the inouï modulation technique are very broad. Part of the work under this project will be to identify specific market segments to target. Ideally, the modulation technique would be licensed to communications equipment manufacturers to integrate into their products.

Early consideration has been given to applications in high-noise environments where the manufacturer provides both ends of the communications channel. Examples include:

1. First-responder and military hand-held radios: These must support multiple channels,

and operate in environments with very poor channel properties, including high noise or interference (e.g. jamming), physical barriers between endpoints (e.g. buildings), etc.

2. Industrial signalling: Signalling between equipment, controllers, and sensors must be robust to severe channel conditions, whether wireless or over power-lines. Here, inouï could enable higher total bandwidth, longer communication paths, or more endpoints over the same physical channel relative to current solutions.

3. Satellite communications: Here inouï's high spectral efficiency and noise resilience could be used to increase the effective bandwidth of existing "bent-pipe" communications satellites.

Other potential applications exist that would be more difficult to target, for example cellular phones, which requires multi-year participation in standards committees. It is planned to target these application areas once a solid income stream is in place.

The Company and Team

inouï llc is a small business co-founded by Rosemary Winter Warnes and Dr. Gregory R. Warnes, Ph.D., with Rosemary Warnes as majority owner.

- Rosemary Winter Warnes is majority owner and Co-CEO of inouï llc. She is an entrepreneur with experience launching, managing, growing and ultimately selling a small business. Prior to becoming an entrepreneur, she managed teams at several large companies, spanning industries from logistics, retirement investing, health care, and wholesale building products. Ms. Warnes handles contracts, project management, finance, and day-to-day operations.
- Dr. Warnes is the inventor of the inouï modulation technique and owner of the associated patent. He is co-owner and Chief Scientific Officer of inouï llc and is the lead investigator on this project . Dr. Warnes has wide interests, evidenced by a Ph.D. in biostatistics and undergraduate degrees in both Computer Science and Statistics. He has performed analytic software development and analytic consulting for more than 20 years for a variety of industries. Dr. Warnes is responsible for scientific and technical research and development.
- Consulting services will be leveraged to augment Dr. Warnes technical expertise and to provide specialized services (e.g. HDL coding for SDR FPGAs).

Appendix B - RISK FACTORS

Our short operating history makes it difficult to evaluate our business and prospects.
We were founded in June 2020 and did not commence commercial business operation until October 2020. Because of our limited operating history, there may not be an adequate basis upon which to evaluate our future operating results and prospects, and we have only limited insight into the trends that may emerge that may adversely affect our business and operating results

If we lose one or more of our key personnel without obtaining adequate replacements in a timely manner or if we are unable to retain and recruit skilled personnel, our operations could become disrupted and the growth of our business could be delayed or restricted.
Our success depends on the continued service of our key executive officers, and in particular, Dr. Gregory Warnes, co-founder and Co-CEO. We do not carry key person insurance on any of our personnel. If we lose the services of any of our key executive officers, it could be very difficult to find, relocate and integrate adequate replacement personnel into our operations, which could seriously harm our operations and the growth of our business. In the future, we will require an increased number of experienced executives, engineers and other skilled employees in the future to implement our growth plans. There is intense competition for the services of these personnel in the industry we are operating. If we are unable to retain our existing personnel or attract, assimilate and retain new experienced personnel in the future, our operations could become disrupted and the growth of our business could be delayed or restricted.

We must correctly anticipate trends in technology development in order to maintain or increase our business and operating margins.
Signal processing in wired and wireless communication is developing rapidly and the related technology is constantly evolving. If we are unable to anticipate the trends in technology development and rapidly develop and implement new and innovative technology that our customers require, we may not be able to produce sufficiently advanced products at competitive prices. As the life cycle for a process technology matures, the average selling price falls and our customers may use the services of our competitors instead of ours, which would adversely affect our business.

Our operating cash flows may not be sufficient to cover our planned R&D expenditures
Any failure to raise adequate funds in a timely manner could adversely affect our business and operating results. In addition, our actual R&D expenditures may exceed our planned expenditures for a variety of reasons, including changes in our business plan, technology implementation, real-world performance, market conditions, equipment prices, customer requirements, or interest rates.

If we cannot compete successfully in our industry, our results of operations and financial condition will be adversely affected.
Signal processing in wired and wireless communication is highly competitive. Our ability to compete successfully depends to some extent upon factors outside of our control and if we cannot compete successfully in our industry our results of operations and financial condition will be adversely affected.

We may be subject to claims of intellectual property rights infringement owing to the nature of our industry, our limited patent rights, and limitations of the indemnification provisions in our technology license agreements.

These claims could adversely affect our business and operating results. There is frequent intellectual property litigation, involving patents, copyrights, trade secrets, mask works and other intellectual property subject matter in our industry. In some cases, a company can avoid or settle litigation on favorable terms because it possesses patents that can be asserted against the plaintiff. The limited size of our current patent portfolio makes it unlikely to place us in such a bargaining position. We could be sued for allegedly infringing one or more patents as to which we will be unable to obtain a license and unable to design around. We may litigate the issues of whether these patents are valid or infringed, but in the event of a loss we could be required to pay substantial monetary damages.

We may be unable to influence telecommunications standards bodies to include the inouï modulation in key standards, preventing meaningful access to some markets, adversely affecting our operations and financial condition.

 In many telecommunications market segments, a technology can only be widely deployed if it is made part of a communications standard, such as Mobile WiMAX Release 2 and LTE Advanced (LTE-A) for 4G mobile telephony. If we are unable to influence the standards development bodies to include the inouï modulation, we may be prevented from entering the corresponding market segments.

General Economic Conditions

The financial success of the Company may be sensitive to adverse changes in general economic conditions in the United States, such as recession, inflation, unemployment, and interest rates. We have no control over these changes.

Possible Fluctuations In Operating Results

The Company's operating results may fluctuate significantly from period to period as a result of a variety of factors, including changing preferences of customers, competitive pricing, and general economic conditions. Consequently, the Company's revenues may vary by quarter, and the Company's operating results may experience fluctuations.

Development of New Technologies May Never Realize Financial Benefits

We are making substantial investments in new technologies. We expect to increase such investments in the future. These new ventures are inherently risky, and we may never realize any expected financial benefits from them. Further, our development efforts with respect to new products, offerings and technologies could distract management from current operations, which could divert capital and other resources from our existing products, services and technologies. If we do not realize the expected benefits of our investments, our business, financial condition, operating results, and prospects may be harmed.

We Depend on Our Proprietary Technology

The Company's success is dependent on our proprietary ***inouï modulation*** technology. If an equivalent technology becomes more widely available to our current or future competitors for any reason, our operating results may be adversely affected. Additionally, to keep pace with changing technologies and market demands, we must correctly interpret and address market trends and enhance the features and functionality of our technology in response to these trends and demand, which may lead to significant research and development costs. We may be unable to accurately determine the needs these trends in the signal processing in wired and wireless communication or to design and implement appropriate features and functionality of our technology in a timely and cost-effective manner, which could result in decreased demand for our services and a corresponding decrease in our revenue. Also, any adoption or development of similar or more advanced technologies by our competitors may require that we devote substantial resources to the development of more advanced technology to remain competitive. The wired and wireless communication sector in which we compete is characterized by rapidly changing technology, evolving industry standards and changing techniques. We may not be able to keep up with these rapid changes in the future, develop new technology, realize a return on amounts invested in developing new technologies, or remain competitive in the future.

RISKS RELATED TO THIS OFFERING AND OTHER RISKS:

Management Discretion As To Use Of Proceeds
The net proceeds from this Offering will be used for the purposes described under Question 10, "Use of Proceeds." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its shareholders in order to address changed circumstances or opportunities. Because of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of Management with respect to application and allocation of the net proceeds of this Offering. Investors for the Shares offered hereby will be entrusting their funds to the Company's Management, upon whose judgment and discretion the investors must depend.

Control By Management
As of December 1, 2020, the Company's officers and directors owned approximately 100% of the Company's issued voting class shares. Investors in this Offering will own a minority of economic interest and will not have the ability to control either a vote of the Company's owners or Board of Directors.

Limited Transferability & Liquidity:
No public market exists for the Units and no market is expected to develop in the very near future. Consequently, owners of the Units may have to hold their investment indefinitely and may not be able to liquidate their investments in the Company.

Return of Profits
The Company intends to retain any initial future earnings to fund operations and expand the Company's business. A holder of the Units will be entitled to receive distribution only when, as, and if declared by the Board of Directors out of funds legally available thereof. The Company's Board of Directors will determine future distribution policy based upon the Company's results of operations, financial condition, capital requirements, and other circumstances.

Appendix C - SUBSCRIPTION AGREEMENT

MEMBERSHIP UNIT SUBSCRIPTION AGREEMENT
of
INOUï LLC

> **Important:**
> **This securities offering is made pursuant to Section 4(a)(6) of the Securities Act of 1933, as amended, and in accordance with the Title III of the Jumpstart Our Business Startups Act of 2012. Investors must acknowledge and accept the high risks associated with investing in private securities offerings. These risks include holding your investment for periods of many years with limited ability to resell, limited access to periodic reporting and losing your entire investment. You must have the ability to bear a total loss of your investment without a change in your lifestyle.**

THIS SUBSCRIPTION AGREEMENT (this "Agreement") is made as of [Date of Signing] by and among inouï llc, a company organized and existing under the laws of the State of North Carolina ("inouï'" or the "Issuer"), and [Subscriber Legal Name] (the "Subscriber").

Whereas, inouï' has agreed to issue to the Subscriber and the Subscriber has agreed to subscribe the Non-Voting Membership Units of inouï' (the "Units") subject to the terms and on the conditions set forth below.

Now, therefore, in consideration of the mutual premises and covenants contained herein, and intending to be legally bound, the parties hereto agree as follows:

1. Sale and Subscribe of the Units.

    1.1 Issue of the Units. Subject to the terms and conditions hereof, inouï' hereby issues to the Subscriber, and the Subscriber hereby subscribes from inouï' **[Shares Subscripted] Units**, at a Per Units Price equal to **$1.00** (the " Unit Price").

    1.2 Subscription Price. The aggregate Subscription Price for the Units is **$[Subscription Amount]** (the "Subscription Price"), which shall be delivered to inouï' as follows:

        (i) **$[Subscription Amount]** in immediately available funds upon signing this Agreement.

    1.3 The Offering. The Units are issued in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "Offering").

    1.4 The Intermediary. The Offering of the Units is being made through Ksdaq Inc. (the "Intermediary").

1.5 Charges to the Subscriber. The Intermediary will not charge the Subscriber any fees. But the Subscriber should be aware that the Subscriber's bank may charge fees on fund transfer transactions.

1.6 Charges to the Issuer. The Intermediary will be entitled to charge inouï' 10% or a percentage specified in the Form C, of the amount raised in this Offering.

1.7 Securities Laws. The Subscriber acknowledges and understands that the offer and sale of the Units were done in reliance on Section 4(a)(6) of the Securities Act of 1933, as amended, and in accordance with the Title III of the Jumpstart Our Business Startups Act of 2012 and, as such, the offer and sale of the Units are subject to the terms and conditions hereof and the provisions of the Form C.

2. Acknowledgements and Agreements of the Subscriber. Subscriber acknowledges and agrees that:

a. the decision to execute this Agreement and subscribe to the Units hereunder has not been based upon any oral or written representation as to fact or otherwise made by or on behalf of inouï' and such decision is based upon a review of the Form C which has been filed by inouï' with the Securities and Exchange Commission (the "SEC") in compliance, or intended compliance, with applicable securities legislation, as well as Subscriber's independent research and investigation;

b. the Subscriber and the Subscriber's advisor(s) have had a reasonable opportunity to pose questions to and receive answers from inouï' in connection with the subscription of the Units hereunder, and to obtain additional information, to the extent possessed or obtainable without unreasonable effort or expense, necessary to verify the accuracy of the information about inouï';

c. the Subscriber acknowledges and accepts the fact that the owners of the Units are entitled to no voting rights and therefore they are not entitled to exert influence in the affairs of inouï' or the composition of its board of directors. The owners of the Units are also entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in inouï';

d. inouï' is entitled to rely on the representations and warranties of the Subscriber contained in this Agreement and the Subscriber will hold harmless inouï' from any loss or damage it or they may suffer as a result of any inaccuracy therein;

e. the Subscriber will indemnify and hold harmless inouï' and, where applicable, its directors, officers, employees, agents, advisors and shareholders, from and against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all fees, costs and expenses whatsoever reasonably incurred in investigating, preparing or defending against any claim, lawsuit, administrative proceeding or investigation whether commenced or threatened) arising out of or based upon any representation or warranty of the Subscriber contained in this Agreement or in any document furnished by the Subscriber to inouï' in connection herewith being untrue in any material respect or any breach or failure by the

Subscriber to comply with any covenant or agreement made by the Subscribers to inouï' in connection therewith;

f. the Subscriber acknowledges that inouï' has the right in its sole and absolute discretion to stop this securities offering at any time prior to the deadline of the securities offering set forth in the Form C. This Subscription Agreement shall thereafter have no force or effect and inouï' shall return any previously paid subscription price of the Units, without interest thereon, to the Subscriber;

g. the Subscriber has been advised to consult its own legal, tax and other advisors with respect to the merits and risks of an investment in the Units and with respect to applicable resale restrictions, and it is solely responsible (and inouï' is not in any way responsible) for compliance with:

(i) any applicable laws of the jurisdiction in which the Subscriber is resident in connection with the distribution of the Units hereunder, and

(ii) applicable resale restrictions;

h. neither the SEC nor any other securities commission or similar regulatory authority has reviewed or passed on the merits of the Units;

i. no documents in connection with the sale of the Units hereunder have been reviewed by the SEC or any state securities administrators; and

j. there is no government or other insurance covering any of the Units.

3. Representations, Warranties and Covenants of the Subscriber.

3.1 The Subscriber hereby represents and warrants to and covenants with inouï' (which representations, warranties and covenants shall survive the Closing) that:

a. the Subscriber has received and carefully read this Agreement;

b. the Subscriber is subscribing to the Units as principal for investment only and not with a view to, or for, resale, distribution or fractionalization thereof, in whole or in part, and, in particular, it has no intention to distribute either directly or indirectly any of the Units in the United States or to U.S. Persons;

c. the Subscriber is aware that an investment in inouï' is speculative and involves certain risks, including the possible loss of the entire investment, and that the current valuation placed on inouï' is not based on a formal business valuation but is rather a projected valuation based on various factors outlined in the Form C, including but not limited to estimated value of similar companies;

d. the Subscriber has made an independent examination and investigation of an investment in the Units and inouï' and depends on the advice of its legal and financial advisors and agrees that inouï' will not be responsible in any way whatsoever for the Subscriber's decision to invest in the Units and inouï'; and

e. no person has made any written or oral representations to the Subscriber:

(i) that any person will resell or repurchase any of the Units;

(ii) that any person will refund the Subscription Price of any of the Units; or

(iii) as to the future price or value of any of the Units;

3.2 Representations and Warranties will be Relied Upon by inouï'. The Subscriber acknowledges that the representations and warranties contained herein, if applicable, are made by it with the intention that such representations and warranties may be relied upon by inouï' and its legal counsel in determining the Subscriber's eligibility to subscribe the Units under applicable securities legislation, or (if applicable) the eligibility of others on whose behalf it is contracting hereunder to subscribe the Units under applicable securities legislation. The Subscriber further agrees that by accepting the Units on the closing date (as herein defined), that the representations and warranties contained herein, if applicable, are true and correct as at the closing date with the same force and effect as if they had been made by the Subscriber on the closing date and that they will survive the subscription by the Subscriber of the Units and will continue in full force and effect notwithstanding any subsequent disposition by the Subscriber of such Units.

4. Further Assurances. Each party hereto agrees to execute, on request, all other documents and instruments as the other party shall reasonably request, and to take any actions, which are reasonably required or desirable to carry out obligations imposed under, and affecting the purposes of, this Agreement. Subscriber hereby authorizes inouï' to correct any minor errors in, or complete any minor information missing from, any document relating to the subscription. This Agreement, and all other documents, may be signed by the parties in counterparts and by fax, e-mail, or electronic signature.

5. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 31 Dec 2021, or at such other time and place as the Company may designate by notice to the undersigned.

6. Governing Law and Jurisdiction. This Agreement shall be governed by the substantive law of the State of North Carolina, without the application of any conflict of laws principle that would require the application of the law of any other jurisdiction.

7. Notices and Consents. Subscriber acknowledges and agrees that inouï' shall, to the fullest extent allowed by the law, be entitled to communicate with Subscriber entirely by e-mail, and this includes, without limitation, all correspondence and notices required by applicable corporate or securities law, and with respect to reports to shareholders, shareholder meetings, and shareholder votes.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

Subscriber Signature:

_____
[Signature Code:]
Name: [Subscriber Legal Name]
Email: [Subscriber Email]
Date: [Date of Signing]

Issuer Signature:

_____
Name:
Title:
inouï llc

Appendix D - FINANCIAL STATEMENTS AND REVIEW REPORT


MANAGEMENT CERTIFICATION

OF

THE FINANCIAL STATEMENTS


I, Rosemary Warnes, the Co-CEO of inouï llc hereby certify that:

(1) the financial statements of the Company included in this Form are true and complete in all material respects; and

(2) the tax return information of the Company included in this Form reflects accurately the information reported on the tax return for the Company.

Rosemary Warnes

_____

Rosemary Warnes

Co-CEO

inouï llc

Date: 13 Sep 2021

Balance Sheet

inouï llc

As of Dec 31, 2020



ACCOUNTS	Dec 31, 2020
Assets	
Total Cash and Bank	$125.08
Total Other Current Assets	$0.00
Total Long-term Assets	$8.57
Total Assets	**$133.65**
Liabilities	
Total Current Liabilities	$0.00
Total Long-term Liabilities	$0.00
Total Liabilities	**$0.00**
Equity	
Total Other Equity	-$26,804.69
Total Retained Earnings	$26,938.34
Total Equity	**$133.65**

UNAUDITED

Profit and Loss

inouï llc

Date Range: Jan 01, 2020 to Dec 31, 2020



ACCOUNTS	Jan 01, 2020 to Dec 31, 2020
Income	$32,145.60
Cost of Goods Sold	$0.00
Gross Profit **As a percentage of Total Income**	**$32,145.60** **100.00%**
Operating Expenses	$19,852.68
Net Profit **As a percentage of Total Income**	**$12,292.92** **38.24%**

UNAUDITED

Cash Flow

inouï llc

Date Range: Jan 01, 2020 to Dec 31, 2020



CASH INFLOW AND OUTFLOW	Jan 01, 2020 to Dec 31, 2020
Operating Activities	
Sales	$32,024.10
Purchases	-$16,131.32
Payroll	-$3,599.86
Net Cash from Operating Activities	**$12,292.92**
Investing Activities	
Property, Plant, Equipment	-$8.57
Net Cash from Investing Activities	**-$8.57**
Financing Activities	
Owners and Shareholders	-$12,254.69
Net Cash from Financing Activities	**-$12,254.69**

OVERVIEW

Starting Balance	**$95.42** As of 2020-01-01
Gross Cash Inflow	$45,984.41
Gross Cash Outflow	$45,954.75
Net Cash Change	**$29.66**
Ending Balance	**$125.08** As of 2020-12-31

UNAUDITED

Statement of Changes in Members' Equity (Unaudited)

inouï llc

Date Range: Jan 01, 2020 to Dec 31, 2020



Balance on June 9, 2020	**$0.00**
Total Members' equity	-$26,804.69
Total Retained Earnings (loss)	$26,938.34
Balance on December 1, 2020	**$133.65**

UNAUDITED

Notes to Financial Statements

Basis of Presentation and Business Activity

inouï llc was formed on June 9, 2020 ("Inception") in the State of North Carolina. The financial statements of inouï llc are prepared in accordance with the accounting principles generally accepted in the United States of America ("U.S. GAAP"). The company's headquarters is located in North Carolina.

inouï llc is a technology firm co-founded by Dr. Gregory R. Warnes, Ph.D. and Rosemary Winter Warnes. Dr. Warnes independently developed the "inouï" spread-spectrum signal modulation, and after validating it mathematically and via static simulations, filed and received US Patent US9602228B1 (https://patents.google.com/patent/US9602228B1/en).

Going Concern

The financial statements have been prepared on a going concern basis of accounting, which contemplates the continuity of normal business activity, realisation of assets and settlement of liabilities in the normal course of the business. The going concern basis of preparation is considered appropriate by the management.

Risks and Uncertainties

The Company has a limited operating history and has not generated significant revenues to date. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide. These conditions include short-term and long-term interest rates, inflation, fluctuations in debt and equity capital markets and the general condition of the U.S. and world economy. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse developments in these general business and economic conditions could have a material adverse effect on the Company's financial condition and the results of its operations.

Use of Estimates

The preparation of financial statements is in conformity with the accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Accounting Method

The Company's financial statements are prepared using the accrual basis method of accounting.

Subsequent Events

Management has evaluated subsequent events through April 16, 2021, the date on which the financial statements were available to be issued. There have been no other events or transactions during this time which would have a material effect on these financial statements.